                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                   FORM 11-K
                    ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1995

                          Commission File Number 1-977

                          WESTINGHOUSE SAVINGS PROGRAM
                            (Full title of the Plan)

                       Westinghouse Electric Corporation
                    Westinghouse Building, 11 Stanwix Street
                        Pittsburgh, Pennsylvania  15222

          (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

WESTINGHOUSE ELECTRIC
CORPORATION
WESTINGHOUSE SAVINGS
PROGRAM
FINANCIAL STATEMENTS
DECEMBER 31, 1995 AND 1994

WESTINGHOUSE ELECTRIC CORPORATION
WESTINGHOUSE SAVINGS PROGRAM
FINANCIAL STATEMENTS
DECEMBER 31, 1995 AND 1994
INDEX
- ------------------------------------------------------------------------

                                                              PAGE

Report of Independent Accountants                               1


Financial Statements:

    Statement of Assets Available for Benefits
          With Fund Information - December 31, 1995             3

    Statement of Assets Available for Benefits
          With Fund Information - December 31, 1994             4

    Statement of Changes in Assets Available
          for Benefits With Fund Information                    5

    Notes to Financial Statements                               6


Supplementary Schedules:

    Schedule of Assets Held for Investment Purposes        Schedule I

    Schedule of Reportable Transactions                    Schedule II

PRICE WATERHOUSE LLP



                       REPORT OF INDEPENDENT ACCOUNTANTS


June 24, 1996

To the Participants and
Administrator of the
Westinghouse Savings Program

We have audited the accompanying statements of assets available for benefits of the Westinghouse Savings Program (the Plan) at December 31, 1995 and 1994, and the related statement of changes in assets available for benefits for the year ended December 31, 1995. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 1995 and 1994, and the changes in assets available for benefits for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of assets available for benefits and the statement of changes in assets available for benefits is presented for purposes of additional analysis rather than to present the assets available for Plan benefits

To the Participants and Administrator
Page 2
June 24, 1996


and changes in assets available for Plan benefits of each fund. The additional schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PRICE WATERHOUSE LLP

WESTINGHOUSE ELECTRIC CORPORATION
WESTINGHOUSE SAVINGS PROGRAM
STATEMENT OF ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
DECEMBER 31, 1995
- -------------------------------------------------------------------------------

(in thousands of dollars)

                                                                            1995
                                ------------------------------------------------------------------------------------------
                                                                          FIDELITY                    JPM
                                WESTINGHOUSE      FIXED                    GROWTH        JPM      INSTITUTIONAL    ULTRA
                                   COMMON        INCOME         JANUS    AND INCOME  DIVERSIFIED  INTERNATIONAL  INVESTORS
                                    STOCK         FUND          FUND        FUND        FUND          FUND          FUND
Investments, at fair value:
   Westinghouse
     Common Stock                  $277,079      $     -      $  -        $   -        $  -         $  -         $  -
   Mutual funds                        -               -       89,380      181,653      14,880       10,018       116,321
                                   --------      ----------   -------     --------     -------      -------      --------
                                    277,079            -       89,380      181,653      14,880       10,018       116,321
Loans to participants                  -               -         -            -           -            -            -
Guaranteed investment contracts        -          3,198,787      -            -           -            -            -
                                   --------      ----------   -------     --------     -------      -------      --------
      Total investments
         (Note 1)                   277,079       3,198,787    89,380      181,653      14,880       10,018       116,321

Receivables:
   Employee contributions               771            -         -            -           -            -            -
   Employer contributions               366            -         -            -           -            -            -
   Other receivables                    176            -         -            -           -            -            -
   Loan repayments                      252            -         -            -           -            -            -
   Dividends                             24            -         -            -           -            -            -
                                   --------      ----------   -------     --------     -------      -------      --------
       Total assets available
         for benefits              $278,668      $3,198,787   $89,380     $181,653     $14,880      $10,018      $116,321
                                   ========      ==========   =======     ========     =======      =======      ========


                                                                     1995
                                ------------------------------------------------------------------------------
                                      BT           BT           BT
                                  INVESTMENT   INVESTMENT   INVESTMENT       BT
                                  LIFE SHORT-  LIFE LONG-    LIFE MID-   INVESTMENT
                                     RANGE        RANGE        RANGE      500 INDEX
                                     FUND         FUND         FUND          FUND         LOANS        TOTAL
Investments, at fair value:
   Westinghouse
     Common Stock                    $ -        $  -          $  -        $   -          $  -       $  277,079
   Mutual funds                       6,536      12,579        13,075      151,342          -          595,784
                                     ------     -------       -------     --------       -------    ----------
                                      6,536      12,579        13,075      151,342          -          872,863
Loans to participants                  -           -             -            -           73,029        73,029
Bank and insurance contracts           -           -             -            -             -        3,198,787
                                     ------     -------       -------     --------       -------    ----------
       Total investments
         (Note 1)                     6,536      12,579        13,075      151,342        73,029     4,144,679

Receivables:
   Employee contributions              -           -             -            -             -              771
   Employer contributions              -           -             -            -             -              366
   Other receivables                   -           -             -            -             -              176
   Loan repayments                     -           -             -            -             -              252
   Dividends                           -           -             -            -             -               24
                                     ------     -------       -------     --------       -------    ----------
       Total assets available
         for benefits                $6,536     $12,579       $13,075     $151,342       $73,029    $4,146,268
                                     ======     =======       =======     ========       =======    ==========


 The accompanying  notes are an integral part of these financial statements.

WESTINGHOUSE ELECTRIC CORPORATION
WESTINGHOUSE SAVINGS PROGRAM
STATEMENT OF ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
DECEMBER 31, 1994
- --------------------------------------------------------------------------------

(in thousands of dollars)

                                                                               1994
                                ---------------------------------------------------------------------------------------------------
                                                                            FIDELITY                          JPM
                                WESTINGHOUSE      FIXED                      GROWTH              JPM     INSTITUTIONAL      ULTRA
                                   COMMON        INCOME         JANUS      AND INCOME       DIVERSIFIED  INTERNATIONAL    INVESTORS
                                    STOCK         FUND           FUND         FUND              FUND          FUND          FUND
Investments, at fair value:
   Westinghouse
     Common Stock               $193,595      $     -           $  -          $   -            $ -          $ -            $  -
   Mutual funds                     -               -            49,501        101,076          8,436        1,996          61,058
                                --------      ----------        -------       --------         ------       ------         -------
                                 193,595            -            49,501        101,076          8,436        1,996          61,058

Loans to participants               -               -              -              -              -            -               -
Guaranteed investment contracts     -          3,237,521           -              -              -            -               -
                                --------      ----------        -------       --------         ------       ------         -------
       Total investments
         (Note 1)                193,595       3,237,521         49,501        101,076          8,436        1,996          61,058

Receivables:
   Employee contributions           -               -              -              -              -            -
   Employer contributions           -               -              -              -              -            -
   Other receivables                 652            -              -              -              -            -               -
   Dividends                          13            -              -              -              -            -               -
                                --------      ----------        -------       --------         ------       ------         -------
       Total assets
         available
         for benefits           $194,260      $3,237,521        $49,501       $101,076         $8,436       $1,996         $61,058
                                ========      ==========        =======       ========         ======       ======         =======


                                                                  1994
                              -----------------------------------------------------------------------------
                                  BT           BT            BT
                              INVESTMENT   INVESTMENT    INVESTMENT        BT
                              LIFE SHORT-  LIFE LONG-    LIFE MID-     INVESTMENT
                                RANGE        RANGE         RANGE       500 INDEX
                                 FUND         FUND          FUND          FUND         LOANS        TOTAL
Investments, at fair value:
   Westinghouse
     Common Stock              $ -           $ -           $ -           $   -       $  -        $  193,595
   Mutual funds                 7,133         8,526         9,995         105,008       -           352,729
                               ------        ------        ------        --------    -------     ----------
                                7,133         8,526         9,995         105,008       -           546,324

Loans to participants            -             -             -               -        68,168         68,168
Bank and
  insurance contracts            -             -             -               -          -         3,237,521
                               ------        ------        ------        --------    -------     ----------
       Total investments
         (Note 1)               7,133         8,526         9,995         105,008     68,168      3,852,013

Receivables:
   Employee contributions        -             -             -               -          -              -
   Employer contributions        -             -             -               -          -              -
   Other receivables             -             -             -               -          -               652
   Dividends                     -             -             -               -          -                13
                               ------        ------        ------        --------    -------     ----------
       Total assets
         available
         for benefits          $7,133        $8,526        $9,995        $105,008    $68,168     $3,852,678
                               ======        ======        ======        ========    =======     ==========



  The accompanying  notes are an integral part of these financial statements.

WESTINGHOUSE ELECTRIC CORPORATION
WESTINGHOUSE SAVINGS PROGRAM
STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
YEARS ENDED DECEMBER 31, 1995
- --------------------------------------------------------------------------------

(in thousands of dollars)

                                                                            1995
                                -----------------------------------------------------------------------------------------------
                                                                            FIDELITY                       JPM
                                WESTINGHOUSE      FIXED                      GROWTH        JPM        INSTITUTIONAL     ULTRA
                                   COMMON        INCOME           JANUS    AND INCOME  DIVERSIFIED    INTERNATIONAL   INVESTORS
                                    STOCK         FUND            FUND        FUND        FUND             FUND          FUND
Additions:
   Contributions:
     Employee - Pre- and
       post-tax                   $  9,163   $   84,818         $ 7,627     $ 12,803     $ 1,244        $   881        $  9,826
     Employer                        4,169       27,146           2,161        3,468         342            245           3,201
     Rollovers and trust-
       to-trust transfers              215       52,085             843        1,967         196            196             795
                                  --------   ----------         -------     --------     -------        -------        --------
       Total contributions          13,547      164,049          10,631       18,238       1,782          1,322          13,822
                                  --------   ----------         -------     --------     -------        -------        --------
   Investment income:
     Net appreciation
       (depreciation) in fair
       value of investments         65,833         -             12,344       32,838       1,424            383          20,075
     Interest                         -         218,861            -            -           -              -               -
     Dividends                       3,295         -              4,592        8,174       1,251            261           5,393
                                  --------   ----------         -------     --------     -------        -------        --------
       Total investment income      69,128      218,861          16,936       41,012       2,675            644          25,468
   Interfund transfers              16,349      (89,621)         14,712       26,268       2,419          6,343          19,667
   Other                              -            -               -            -           -              -               -
                                  --------   ----------         -------     --------     -------        -------        --------
       Total additions              99,024      293,289          42,279       85,518       6,876          8,309          58,957
                                  --------   ----------         -------     --------     -------        -------        --------
Deductions - Withdrawals            12,948      316,557           2,806        5,412         508            405           3,976
                                  --------   ----------         -------     --------     -------        -------        --------
       Total deductions             12,948      316,557           2,806        5,412         508            405           3,976
                                  --------   ----------         -------     --------     -------        -------        --------
Loan activity:
   Loans taken                      (3,525)     (31,293)           (921)      (1,553)       (189)           (81)         (1,501)
   Principal repayments              3,012       27,357           1,530        2,498         307            214           2,261
   Defaulted loans                    -            -               -            -           -              -               -
   Interest earned                    -            -               -            -           -              -               -
   Other                              -            -               -            -           -              -               -
                                  --------   ----------         -------     --------     -------        -------        --------
       Net loan activity              (513)      (3,936)            609          945         118            133             760
Transfers to (from) the Plan        (1,155)     (11,530)           (203)        (474)        (42)           (15)           (478)
                                  --------   ----------         -------     --------     -------        -------        --------
Net increase (decrease)             84,408      (38,734)         39,879       80,577       6,444          8,022          55,263
Total assets available for
  benefits:
   Beginning of year               194,260    3,237,521          49,501      101,076       8,436          1,996          61,058
                                  --------   ----------         -------     --------     -------        -------        --------
   End of year                    $278,668   $3,198,787         $89,380     $181,653     $14,880        $10,018        $116,321
                                  ========   ==========         =======     ========     =======        =======        ========



                                                                     1995
                                      ---------------------------------------------------------------------------
                                          BT           BT           BT
                                      INVESTMENT   INVESTMENT   INVESTMENT       BT
                                      LIFE SHORT-  LIFE LONG-    LIFE MID-   INVESTMENT
                                         RANGE       RANGE        RANGE      500 INDEX
                                         FUND         FUND         FUND         FUND         LOANS        TOTAL
Additions:
   Contributions:
     Employee - Pre- and post-tax      $   475     $ 1,459       $ 1,128     $  9,047      $   -       $  138,471
     Employer                              132         451           357        2,819          -           44,491
     Rollovers and trust-
       to-trust transfers                   64          34            86          630          -           57,111
                                       -------     -------       -------     --------       -------    ----------
       Total contributions                 671       1,944         1,571       12,496          -          240,073
                                       -------     -------       -------     --------       -------    ----------
   Investment income:
     Net appreciation (depreciation)
       in fair value of investments        554       1,417         1,323       35,404          -          171,595
     Interest                             -           -             -            -             -          218,861
     Dividends                             301         704           591        3,724          -           28,286
                                       -------     -------       -------     --------       -------    ----------
       Total investment income             855       2,121         1,914       39,128          -          418,742
   Interfund transfers                  (1,646)        321            17        5,171          -           -
   Other                                  -           -             -            -             -           -
                                       -------     -------       -------     --------       -------    ----------
       Total additions                    (120)      4,386         3,502       56,795          -          658,815
                                       -------     -------       -------     --------       -------    ----------
Deductions - Withdrawals                   485         373           518        9,331          -          353,319
                                       -------     -------       -------     --------       -------    ----------
       Total deductions                    485         373           518        9,331          -          353,319
                                       -------     -------       -------     --------       -------    ----------
Loan activity:
   Loans taken                             (77)       (273)         (179)      (2,540)       42,132        -
   Principal repayments                    100         348           302        2,238       (40,167)       -
   Defaulted loans                        -           -             -            -           (2,310)       (2,310)
   Interest earned                        -           -             -            -            5,206         5,206
   Other                                  -           -             -            -             -           -
                                       -------     -------       -------     --------       -------    ----------
       Net loan activity                    23          75           123         (302)        4,861         2,896
Transfers to (from) the Plan               (15)        (35)          (27)        (828)         -          (14,802)
                                       -------     -------       -------     --------       -------    ----------
Net increase (decrease)                   (597)      4,053         3,080       46,334         4,861       293,590
Total assets available for benefits:
   Beginning of year                     7,133       8,526         9,995      105,008        68,168     3,852,678
                                       -------     -------       -------     --------       -------    ----------
   End of year                         $ 6,536     $12,579       $13,075     $151,342      $ 73,029    $4,146,268
                                       =======     =======       =======     ========      ========    ==========

  The accompanying  notes are an integral part of these financial statements.

WESTINGHOUSE ELECTRIC CORPORATION
WESTINGHOUSE SAVINGS PROGRAM
DECEMBER 31, 1995 AND 1994
NOTES TO FINANCIAL STATEMENTS
(in thousands of dollars)
- -------------------------------------------------------------------------------

1. DESCRIPTION OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES Westinghouse Electric Corporation (the Corporation) is a global manufacturer of diverse technologies and services. The major businesses comprising the Corporation include: Broadcasting, Industry and Technology.

      A summary of the Plan's significant accounting policies follow.

      BASIS OF ACCOUNTING
      The financial statements of the Westinghouse Savings Program (the Plan) are prepared on the accrual basis of accounting.

      INVESTMENTS
      The Corporation's Common Stock Fund and the various mutual fund shares are presented at fair market value, which is based on published market quotations. The Fixed Income Fund, composed of guaranteed investment contracts with insurance companies and banks and synthetic guaranteed investment contracts, is presented at contract value.

      MEASUREMENT DATE
      Purchases and sales of securities are recognized on the trade date.

      DIVIDENDS
      Dividends on mutual fund shares and units of the Corporation's common stock are credited to each participant's account, as appropriate, for shares held at the date of record.

      ROLLOVERS AND TRUST-TO-TRUST TRANSFERS
      Corporation employees and retirees may elect to transfer savings from other plans that are qualified by the Internal Revenue Service (IRS) into the Plan. Trust-to-trust transfers represent funds transferred from the Westinghouse Pension Plan; rollovers represent otherwise taxable distributions transferred from the Westinghouse Pension Plan or other qualified plans of the Corporation to the Plan.

      MASTER TRUST
      Effective July 1, 1991, the investment assets of the Westinghouse Personal Investment Plan were commingled with those of the Westinghouse Personal Savings Plan (the former Savings Plan) in a Master Trust arrangement. Due to the merger of these plans during 1994, only the Fixed Income Fund remains as a Master Trust. The Fixed Income Fund contains the assets of the Plan, as well as assets of other plans sponsored by Westinghouse subsidiaries. The Master Trust is administered by Bankers Trust (the trustee) and governed by the Westinghouse Savings Program Master Trust Agreement. Although assets in the Fixed Income Fund are commingled, the trustee maintains records of contributions received and distributions made to the Master Trust for each participating plan. Investment income is allocated by the trustee to each plan based on the beneficial interest of each plan to the total beneficial interests of the participating plans at the beginning of each month and daily as of October 9, 1994.

WESTINGHOUSE ELECTRIC CORPORATION
WESTINGHOUSE SAVINGS PROGRAM
DECEMBER 31, 1995 AND 1994
NOTES TO FINANCIAL STATEMENTS
(in thousands of dollars)
- -------------------------------------------------------------------------------

2.    DESCRIPTION OF PLAN
      The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description or the Plan document for a more complete description of the Plan's provisions.

      GENERAL
      All represented and nonrepresented employees of the Corporation, a designated subsidiary, or a designated joint venture are eligible to participate in the Plan. Casual employees, leased employees and employees of excluded units are not eligible to participate in the Plan.

      PLAN CONTRIBUTIONS AND WITHDRAWALS
      Plan participants may elect to contribute 2 percent to 20 percent of their base earnings on either a pretax or after-tax basis, or a combination thereof, based on IRS limitations. The Corporation matches contributions in an amount equal to 50 percent of the first 6 percent of the participant's base earnings contributed.

      Prior to February 1, 1994, the participants could elect for their contributions to be invested in one or more of the following three funds:
      Westinghouse Common Stock Fund, Fixed Income Fund or Vanguard Institutional Index Fund (Vanguard Mutual Fund). Effective February 1, 1994, seven new investment options were made available to participants. All previous funds remain available, with the exception that the Vanguard Mutual Fund was replaced by another mutual fund, the BT Investment 500 Index Fund. The seven new investment options are mutual funds and include the Fidelity Growth and Income Fund, the Janus Fund, the Ultra Investors Fund, the BT Investment Life Short-Range Fund, the BT Investment Life Mid-Range Fund, the BT Investment Life Long-Range Fund and the JPM Diversified Fund. Participants may direct their investments in 1 percent multiples in any combination they wish.

      In October 1994, the Plan was amended to include an additional investment option: the JPM Institutional International Equity Fund (JPM Institutional International Fund).

      All participants are permitted to make withdrawals or loans from the Plan subject to provisions in the Plan document. Inactive or terminated participants have several payment options, detailed in the Plan document.

      VESTING
      A participant's contributions to the Plan are fully vested and nonforfeitable. If an employee had eligible service before January 1, 1989, the employer matching contributions are also vested. Employees hired on or after January 1, 1989, must complete 5 years of eligibility service to become vested in the employer matching contributions.

      PLAN EXPENSES
      The Corporation is responsible for the general administration of the Plan and for carrying out the provisions thereof. The investment assets of the Plan are administered by a trustee

WESTINGHOUSE ELECTRIC CORPORATION
WESTINGHOUSE SAVINGS PROGRAM
DECEMBER 31, 1995 AND 1994
NOTES TO FINANCIAL STATEMENTS
(in thousands of dollars)
- -------------------------------------------------------------------------------

      appointed by the Board of Directors of the Corporation. With the exception of investment manager fees, which are paid by the Plan, expenses of the Plan are borne by the Corporation.

      PLAN TERMINATION
      Although it is the intention of the Corporation to continue the Plan, the Corporation has the right to terminate the Plan at any time. If such termination occurs, all amounts credited to participants' accounts shall become vested and be distributed as soon as practicable.

3.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
      The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 (in thousands):

                                                                       YEAR ENDED
                                                                      DECEMBER 31,
                                                                          1995
Benefits paid to participants per the
  financial statements                                                  $353,319
   ADD - Defaulted loans                                                   2,310
                                                                        --------
Benefits paid to participants per the Form 5500                         $355,629
                                                                        ========


4.    INVESTMENTS
      The following table presents the values of investments. Investments that represent 5 percent or more of the Plan's assets are separately identified.

                                                                     DECEMBER 31,
                                                                         1995
Investments at fair value as determined by quoted market price:
   Common stock - Westinghouse Common
     Stock; 16,738 shares                                             $  277,079
   Other                                                                 668,813
                                                                      ----------
                                                                         945,892

Bank and insurance contracts (at contract value):
   Metropolitan Group Annuity Contract #13744                            208,312
   JP Morgan #BDA56TR                                                    213,497
   Other                                                               2,776,978
                                                                      ----------
        Total investments                                             $4,144,679
                                                                      ==========

WESTINGHOUSE ELECTRIC CORPORATION
WESTINGHOUSE SAVINGS PROGRAM
DECEMBER 31, 1995 AND 1994
NOTES TO FINANCIAL STATEMENTS
(in thousands of dollars)
- -------------------------------------------------------------------------------

      The following table summarizes units of participation held by the Plan at December 31, 1995:

                                                                         MARKET
                                                           UNITS          VALUE
Janus Fund                                                 3,879         $89,380
   Fidelity Growth & Income Fund                           6,715        $181,653
JPM Diversified Fund                                       1,303         $14,880
JPM Institutional International Fund                         922         $10,018
Ultra Investors Fund                                       4,455        $116,321
BT Investment Life Short-Range Fund                          652          $6,536
BT Investment Life Long-Range Fund                         1,144         $12,579
BT Investment Life Mid-Range Fund                          1,264         $13,075
BT Investment 500 Index Fund                              10,951        $151,342


5.    FINANCIAL INSTRUMENTS
      Guaranteed investment contracts are presented in the aggregate, at contract value, in the financial statements. The fair value of these investments, as estimated by the trustee and the various investment managers, is $3,273,128 at December 31, 1995. Synthetic guaranteed investment contracts exist within the Fixed Income Fund. The contract and fair value of these synthetic guaranteed investment contracts at December 31, 1995, as estimated by the trustee and the various investment managers, is $1,648,558 and $1,689,629, respectively. The synthetic guaranteed investment contracts may invest in derivatives and include collateralized mortgage obligations (CMOs), real estate investment conduits (REMICS), other mortgage derivatives, call/put options on Treasury securities, and U.S. Treasury Bond futures contracts. The notional and fair value of these derivatives as of December 31, 1995, as estimated by the trustee and the various investment managers, is $292,129 and $303,730, respectively.

6.    INVESTMENT IN MASTER TRUST
      The Plan's percentage interest in the assets of the Master Trust with regard to the Fixed Income Fund is approximately 99 percent as of December 31, 1995. The remaining investment funds of the Plan are also held in trust by Bankers Trust (the trustee). These funds contain only the assets of the Plan, and are not part of a master trust.

      The investment assets of the Master Trust are as follows:

                                                                     DECEMBER 31,
                                                                         1995
Investments, at contract value -
   Fixed Income Fund                                                  $3,231,917
                                                                      ==========

WESTINGHOUSE ELECTRIC CORPORATION
WESTINGHOUSE SAVINGS PROGRAM
DECEMBER 31, 1995 AND 1994
NOTES TO FINANCIAL STATEMENTS
(in thousands of dollars)
- -------------------------------------------------------------------------------

      The changes in investment assets of the Master Trust are as follows:

                                                                     YEAR ENDED
                                                                    DECEMBER 31,
                                                                        1995
Additions:
   Investment income - Interest                                     $   220,997
   Contributions - Plan contributions                                   166,288
   Transfers                                                           (101,405)
   Other                                                                 (3,938)
                                                                    -----------
        Total additions                                                 281,942
Deductions - Withdrawals                                                316,850
                                                                    -----------
Net decrease                                                             34,908
Total assets available:
   Beginning of period                                                3,266,825
                                                                    -----------
   End of period                                                    $ 3,231,917
                                                                    ===========


      The Plan's percentage interest in the assets of the Master Trust was approximately 99 percent as of December 31, 1994. The financial activity of the Master Trust, summarized below, is stated on the cash basis of accounting through October 9, 1994 and on an accrual basis of accounting thereafter.

      The investment assets are as follows:

                                                                     DECEMBER 31,
                                                                         1994
Investments, at contract value -
   Fixed Income Fund                                                  $3,266,825
                                                                      ==========

WESTINGHOUSE ELECTRIC CORPORATION
WESTINGHOUSE SAVINGS PROGRAM
DECEMBER 31, 1995 AND 1994
NOTES TO FINANCIAL STATEMENTS
(in thousands of dollars)
- -------------------------------------------------------------------------------

      The changes in investment assets of the Master Trust are as follows:

                                                                     YEAR ENDED
                                                                    DECEMBER 31,
                                                                        1994
Additions:
   Investment income - Interest                                     $   194,474
   Contributions - Plan contributions                                   560,418
   Transfers                                                            232,627
   Other                                                                 (3,991)
                                                                    -----------
        Total additions                                                 983,528
Deductions - Withdrawals                                                239,320
                                                                    -----------
Net increase                                                            744,208
Total assets available:
   Beginning of period                                                2,522,617
                                                                    -----------

   End of period                                                    $ 3,266,825
                                                                    ===========


7.    TAX STATUS OF THE PLAN
      The former Savings and Investment Plans obtained their latest determination letters on May 12, 1986, in which the IRS stated that the former Savings and Investment Plans, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code (IRC). The Plans have been amended and restated since receiving the determination letter, and the Plan Administrator filed for a new tax determination letter on March 31, 1995. The Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of December 31, 1995.

8.    TRANSFERS TO (FROM) THE PLAN
      On September 26, 1995, the Plan substantially completed a transfer of assets in the amount of $4,854 to another sponsored plan in connection with the divestiture of the Corporation's Westinghouse Communities, Inc. business unit. Also transferred were approximately 52,441 shares of the Corporation's common stock applicable to Westinghouse Communities, Inc. employees of approximately $929.

      In addition, during 1995, the Plan substantially transferred assets in the amount of $11,251 to other sponsored plans in connection with divestiture of several businesses within the Corporation's Industrial Products and Services business unit.

WESTINGHOUSE ELECTRIC CORPORATION
WESTINGHOUSE SAVINGS PROGRAM
DECEMBER 31, 1995 AND 1994
NOTES TO FINANCIAL STATEMENTS
(in thousands of dollars)
- -------------------------------------------------------------------------------

      On November 11, 1995, the Plan substantially completed a transfer of assets in the amount of $2,232 from another sponsored plan associated with the acquisition of KUTV.

      By fund, the transfers discussed above which have been reported as a component of transfers to (from) the Plan in the Statement of Changes in Assets Available for Benefits With Fund Information is as follows:
      $1,155, Westinghouse Common Stock Fund; $11,530, Fixed Income Fund; $203, Janus Fund; $474, Fidelity Growth and Income Fund; $42, JPM Diversified Fund; $15, JPM Institutional International Fund; $478, Ultra Investors Fund; $15, BT Investment Life Short-Range Fund; $35, BT Investment Life Long-Range Fund; $27, BT Investment Mid-Range Fund; $828, BT Investment 500 Index Fund.

9.    SUBSEQUENT EVENTS
      On April 1, 1996, the Westinghouse Savings Program Master Trust completed a transfer from the Fixed Income Fund of assets in the amount of $29,627 to another trust in connection with the divestiture of the Corporation's Knoll Group business unit. These assets represent the Knoll Group Retirement Savings Plan's participation in the Master Trust.

      Also in connection with the Knoll Group divestiture, an additional $6,604 was transferred from the Plan to another sponsored plan on April 3, 1996, representing Westinghouse Savings Program participant balances transferred to the Knoll Savings Plan. By fund, the transfer amounted to $822, Westinghouse Company Stock; $4,340, Fixed Income Fund; $338, Janus Fund; $383, Fidelity Growth and Income Fund; $29, JPM Diversified Fund; $12, JPM Institutional International Fund; $310, Ultra Investors Fund; $1, BT Life Short-Range Fund; $95, BT Life Long-Range Fund; $6, BT Life Mid-Range Fund; $268, BT Investment 500 Index Fund.

      On March 1, 1996, Westinghouse Electric Corporation sold certain businesses of its Electronic Systems Group. As a result of this sale, management estimates approximately 10,000 participant balances, totaling approximately $490,000 will be transferred, on or around September 1, 1996, from the Westinghouse Savings Program into another qualified plan established by the purchaser. By fund, management estimates that the transfer will approximately be as follows: $67,000, Westinghouse Common Stock; $307,000, Fixed Income Fund; $15,000, Janus Fund; $29,000, Fidelity Growth and Income Fund; $2,000, JPM Diversified Fund; $2,000, JPM Institutional International Equity Fund; $21,000, Ultra Investors Fund; $1,000, BT Life Short-Range Fund; $2,000, BT Life Long-Range Fund; $1,000, BT Life Mid-Range Fund; $24,000, BT Investment 500 Index Fund; $19,000, Loans.

WESTINGHOUSE ELECTRIC CORPORATION
WESTINGHOUSE SAVINGS PROGRAM
SCHEDULE I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES -
FORM 5500, ITEM 27(a)
DECEMBER 31, 1995
- -------------------------------------------------------------------------------

(in thousands of dollars)

                                               UNITS/                CURRENT/CONTRACT
    DESCRIPTION OF ASSET                       SHARES       COST           VALUE
Fixed Income Fund - Master Trust               293,747   $2,946,858     $3,198,787
Participant loans (12/31/95 loan rate
  was 9.75% per annum)                          73,029       73,029         73,029
BT Pyramid Funds Large
  Capitalization Equity Fund
  (Equity 500)*                                 10,951      119,790        151,342
BT Investment Funds
  Lifecycle Short-Range Fund*                      652        6,277          6,536
BT Investment Funds
  Lifecycle Mid-Range Fund*                      1,264       12,172         13,075
BT Investment Funds
  Lifecycle Long-Range Fund*                     1,144       11,573         12,579
Fidelity Securities Fund
  Growth & Income Portfolio                      6,715      154,249        181,653
JPM Institutional Diversified
  Fund                                           1,303       13,751         14,880
JPM Institutional Funds
  International Equity Fund                        922        9,668         10,018
Janus Fund                                       3,879       79,028         89,380
20th Century Ultra
  Investors Fund                                 4,455      102,519        116,321
Westinghouse Electric
  Corporation Common Stock*                     16,738      273,485        277,079
                                               -------   ----------     ----------
                                               414,799   $3,802,399     $4,144,679
                                               =======   ==========     ==========


* Indicates a party-in-interest.

WESTINGHOUSE ELECTRIC CORPORATION
WESTINGHOUSE SAVINGS PROGRAM
SCHEDULE II - SCHEDULE OF REPORTABLE TRANSACTIONS
DECEMBER 31, 1995
- -------------------------------------------------------------------------------

(in thousands of dollars)

                                                                     CURRENT
                                 NUMBER                              VALUE AT      NET
           DESCRIPTION             OF           SELLING            TRANSACTION    GAIN
            OF ASSET          TRANSACTIONS       PRICE      COST       DATE      (LOSS)
Sales:
    BT Pyramid Directed
      Account Cash Fund           957          $782,639   $782,639   $782,639       --
    Westinghouse
      Fixed Income Fund -
        Master Trust              231          $391,808   $372,870   $391,808    $18,938

Purchases:
    BT Pyramid Directed
      Account Cash Fund         1,204              --     $780,407   $780,407       --
    Fixed Income Fund -
      Master Trust                 22              --     $134,214   $134,214       --

                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on behalf of the Plan by the undersigned thereunto duly authorized.

                                        Westinghouse Savings Program


Dated:  June 28, 1996                   By: /s/ B. G. CLAYTON
                                            -------------------------
                                        Name: B. G. Clayton
                                        Title: Plan Administrator

                                EXHIBIT INDEX

Exhibit No.         Description                            Sequential Page No.

    23              Consent of Independent Accountants              20